

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

<u>Via E-mail</u>
John Storey
Chief Executive Officer
Earn-A-Car Inc.
Office 1 The Falls Centre
Corner Great North and Webb
Northmead, Benoni 1522
Republic of South Africa

Re: **Earn-A-Car Inc. (formerly known as Victoria Internet Services, Inc.)**
Form 8-K
Filed December 16, 2011
File No. 333-165391

Dear Mr. Storey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
      Frank Hariton, Esq.